UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on 2019 Annual Results

Rio de Janeiro, February 3, 2020 – Petróleo Brasileiro S.A. – Petrobras reports that on February 10, after market closes, the company will release its quarterly production and sales report for 4Q19 and on February 19, also after market closes, it will disclose the financial statements report.

On February 20, it will be held two conference calls/webcasts to present the company’s results. The first in Portuguese will be at 10:00 am Brasília time (8:00 am New York time, 1:00 pm London time). The second in English will be at 11:30 am Brasília time (9:30 am New York time and 2:30 pm London time).

For a better experience via phone, access via HD Web Phone is recommended. Please find below access information:

Portuguese	English
Click here	Click here

Access via HD Web Phone:

Dial in to conference call:

Connection from Brazil	Connection from abroad
+55 11 4210-1803	+1 412 717-9627 (EUA)
+55 11 3181-8565	+44 20 3795-9972 (UK)

Access to webcast:

Portuguese	English
Click here	Click here
Code: Petrobras	Code: Petrobras

Presentations in Portuguese and English will be made available previously on the company’s website (www.petrobras.com.br/ri).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer